UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25

                        Commission File Number 000-19462


                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K     [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
             [ ] Form N-SAR

     For Period Ended: March 31, 2003

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  ARTISOFT, INC.
Former name if applicable:  N/A
Address of principal executive office (Street and number): 5 CAMBRIDGE CENTER City, state and zip code: CAMBRIDGE, MASSACHUSETTS 02142

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]  |   (a)  The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
       |
  [X]  |   (b)  The subject annual report, semi-annual report, transition report
       |        on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
       |        be filed on or before the 15th calendar day following the
       |        prescribed due date; or the subject quarterly report or
       |        transition report on Form 10-Q, or portion thereof will be filed
       |        on or before the fifth calendar day following the prescribed due
       |        date; and
       |
  [X]  |   (c)  The accountant's statement or other exhibit required by Rule
       |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On May 8, 2003, the Registrant announced that it intends to restate its financial statements for certain periods (the "Restated Periods") to reflect a change in the treatment of a non-cash equity transaction relating to its OEM relationship with Toshiba as well as the recording of Toshiba revenue prior to April 2001 on a sell through basis consistent with its treatment since that time. The intended restatement requires a re-audit of the Registrant's financial statements for the fiscal years within the Restated Periods, which is currently being conducted by KPMG LLP ("KPMG"). The Registrant intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (including restated audited financial statements for the fiscal years ended June 30, 2002, 2001 and 2000), an amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (including restated unaudited financial statements for the fiscal quarters ended September 30, 2002 and 2001) and an amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 (including restated unaudited financial statements for the fiscal quarters ended December 31, 2002 and 2001) as soon as practicable after the re-audit is complete.

The Registrant is in the process of finalizing the restatement identified above, the results of which affect the Registrant's interim financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. The Registrant therefore cannot complete that Form 10-Q until the restatement for the Restated Periods is finalized and the re-audit of the Registrant's financial statements for the fiscal years within the Restated Periods and the review of the quarter ended March 31, 2003 by the Registrant's independent accountants is completed. Accordingly, the Registrant is filing this Form 12b-25 to notify the Securities and Exchange Commission (the "Commission") that it intends to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 no later than May 20, 2003.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     DUNCAN G. PERRY, CHIEF FINANCIAL OFFICER                    (617) 354-0600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant announced its preliminary financial results for the quarter ended March 31, 2003 on May 8, 2003. A copy of the Registrant's press release announcing these preliminary results is attached to this Form 12b-25 as Exhibit
A. The preliminary financial results presented in the attached press release remain subject to the results of the re-audit by KPMG of the Registrant's financial statements for the Restated Periods.

FORWARD-LOOKING STATEMENTS

     This Form 12b-25 includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical fact, included in this Form 12b-25 regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Form 12b-25, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the results and effects of the re-audits of the Company's financial statements identified in this Form 12b-25, the final review of the Registrant's financial results and preparation of the Registrant's financial statements for the Restated Periods, the availability of additional financing on terms acceptable to the Company or at all, risks associated with the Company's strategic alliances, the impact of competitive products and pricing, product demand and market acceptance risks, the presence of competitors with greater financial resources, product development and commercialization risks, costs associated with integration and administration of acquired operations, capacity and supply constraints or difficulties and other factors detailed in the Company's filings with the Commission including its most recent filings on Form 10-K and Form 10-Q. The forward-looking statements provided by the Registrant in this Form 12b-25 represent the Registrant's estimates as of the date it is filed with the Commission. We anticipate that subsequent events and developments will cause our estimates to change. However, while we may elect to update our forward-looking statements in the future we specifically disclaim any obligation to do so. Our forward-looking statements should not be relied upon as representing our estimates as of any date subsequent to the date this Form 12b-25 is filed with the Commission.

                                 Artisoft, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2003                     By: /s/ Duncan G. Perry
                                            ------------------------------------
                                            Name: Duncan G. Perry
                                            Title: Chief Financial Officer

                                                                       Exhibit A

[Artisoft Logo]

ARTISOFT ANNOUNCES PRELIMINARY FINANCIAL RESULTS FOR THIRD QUARTER OF
FISCAL 2003

             Continues to achieve strong growth in TeleVantage sales

CAMBRIDGE, MA - MAY 8, 2003 - Artisoft, Inc. (NASDAQ: ASFTD), developer of the first software-based phone system, today reported its preliminary financial results for the third quarter of fiscal 2003, ended March 31, 2003. Revenue increased 23% compared to the previous quarter, as the company continued to see a strong increase in demand for its TeleVantage 5.0 products. A particular highlight of the third quarter was a 97% increase in TeleVantage sales to end-users over the third quarter of fiscal 2002.

The company also announced that it would be restating financial statements for certain periods to reflect a change in the treatment of a non-cash equity transaction relating to its OEM relationship with Toshiba as well as the recording of Toshiba revenue prior to April 2001 on a sell through basis consistent with its treatment since that time. These accounting changes have no impact on the company's cash position, will not change the overall net income reported over the period of the restatement, and will have no impact on future results. Artisoft will present the one-time charge related to the equity transaction with Toshiba in January of 2000 as a reduction in revenue amortized during the term of the original OEM Reseller agreement. The charge had previously been presented as a one-time expense in the quarter ended March 31, 2000. All financial information contained herein is preliminary; the company anticipates filing final numbers with the SEC next week.

Artisoft reported net sales of $1.8 million and a net loss of $1.7 million. These results compare to net sales of $1.4 million and a net loss of $1.3 million for the second quarter of fiscal 2003. Operating expenses were $3.3 million in the third quarter compared with $2.7 million in the second quarter. Third quarter expenses included a charge of approximately $300,000 for restructuring costs. Second quarter expenses included a reduction of approximately $200,000 from the capitalization of product development expenses directly related to the completion of TeleVantage 5.0 in December 2002. The gross profit for the third quarter of fiscal 2003 was 95% compared with 96% in the second quarter. The loss per common share in the third quarter of fiscal 2003 was $.09 compared to $.08 in the second quarter of fiscal 2003.

"Although the third quarter 2003 was an extremely challenging one for the PBX industry, Artisoft continued to buck the trend and achieve solid growth in revenue," said Steve Manson, Artisoft's president and CEO. "With TeleVantage end-user sales through our reseller channel increasing at a rate of 97% from a year ago, Artisoft is clearly gaining momentum."

"By restating all of the Toshiba revenues to a sell-through basis and eliminating the large one-time transactions relating to the Toshiba partnership, the growth in TeleVantage sales we have achieved becomes more apparent," said Duncan Perry, Artisoft's CFO. "This change in presentation will give investors a clearer view into the fundamentals of Artisoft's business."

During the quarter, Artisoft continued to expand its Open Communications Alliance Program, an alliance of over 30 leading technology vendors who are collaborating with Artisoft to develop standards-based solutions with

TeleVantage as the focal point. The company forged relationships with Excendia, Homisco, Interstar Technologies and Multi-Tech Systems to deliver best-of-breed solutions that combine unified messaging, call accounting, and enhanced Voice-over-IP features with the advanced capabilities of TeleVantage.

TeleVantage also continued to be honored for technical excellence by receiving the "2002 Product of the Year" Award from COMMUNICATIONS SOLUTIONS MAGAZINE. Since its introduction in 1998, TeleVantage has been distinguished with 32 industry awards.

Artisoft will hold a conference call at 4:45 p.m. ET today to discuss the third quarter fiscal year 2003 financial results. The conference call will be broadcast live via the Internet at http://www.artisoft.com/corpcalls.html.

ABOUT ARTISOFT

Artisoft Inc. is a leading developer of open, standards-based telephone systems that bring together voice and date for more powerful and productive communications. Artisoft's TeleVantage delivers greater functionality, flexibility, and value than proprietary PBXs to a variety of customers, from small offices to large enterprise organizations with sophisticated call centers. The company's innovative products have consistently garnered industry recognition for technical excellence, winning more than 30 awards. The company distributes its products and services worldwide through a dedicated and growing channel of authorized resellers. For more information, please call 800-914-9985 or visit our website at http://www.artisoft.com.

                                      # # #

Artisoft and TeleVantage are registered trademarks of Artisoft, Inc. All other company and product names mentioned may be trademarks or registered trademarks of the respective companies with which they are associated.


FORWARD-LOOKING STATEMENTS:

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to important facts and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address a variety of subjects. The following factors, among others, could cause actual results to differ materially from those described in these forward- looking statements: the final review of the Company's financial results and preparation of the Company's financial statements for the fiscal quarter ended March 31, 2003 and the effects of the financial restatements and related issues identified in this press release, The availability of additional financing on terms acceptable to the Company or at all, risks associated with the Company's strategic alliances, the impact of competitive products and pricing, product demand and market acceptance risks, the presence of competitors with greater financial resources, product development and commercialization risks, costs associated with integration and administration of acquired operations, capacity and supply constraints or difficulties and other factors detailed in the Company's filings with the Securities and Exchange Commission including its most recent filings on Form 10-K and Form 10-Q.


FOR ADDITIONAL INFORMATION, CONTACT:
FINANCIAL COMMUNITY:                                         MEDIA COMMUNITY:
Duncan Perry                                                 Mary Ellen Quinn
617-354-0600 x201                                            617-354-0600 x342
dperry@artisoft.com                                          mquinn@artisoft.com

                         ARTISOFT, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands, except share and per share amounts)
                                   (Unaudited)

      ALL NUMBERS ARE ESTIMATES. WE ANTICIPATE FILING FINAL RESULTS FOR ALL
        PERIODS WITH THE SEC IN AMENDED FINANCIAL STATEMENTS NEXT WEEK.

                                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                      MARCH 31,                 MARCH 31,
                                                                ---------------------     ---------------------
                                                                  2003         2002         2003         2002
                                                                --------     --------     --------     --------
Net revenue:
  Product                                                       $  1,751     $  1,329     $  4,495     $  4,149
  Services                                                            --           --           --           20
                                                                --------     --------     --------     --------
      Total net revenue                                            1,751        1,329        4,495        4,169

Cost of sales:
  Product                                                             92          115          182          787
  Services                                                            --           --           --           12
                                                                --------     --------     --------     --------
      Total cost of sales                                             92          115          182          799

Gross profit:
  Product                                                          1,659        1,214        4,313        3,362
  Services                                                            --           --           --            8
                                                                --------     --------     --------     --------
      Total gross profit                                           1,659        1,214        4,313        3,370

Operating expenses:
          Sales and marketing                                      1,423        1,398        3,958        4,410
          Product development                                        829          763        2,278        2,731
          General and administrative                               1,081        1,077        3,667        3,457
                                                                --------     --------     --------     --------
            Total operating expenses                               3,333        3,238        9,903       10,598
                                                                --------     --------     --------     --------

Loss from operations                                              (1,674)      (2,024)      (5,590)      (7,228)

Other income, net                                                     12           34           53          159
                                                                --------     --------     --------     --------

          Net loss                                                (1,662)      (1,990)      (5,537)      (7,069)
                                                                --------     --------     --------     --------

Dividend to Series B preferred stock                                  --           --       (2,006)      (2,766)

Loss applicable to common stock                                 $ (1,662)    $ (1,990)    $ (7,543)    $ (9,835)
                                                                ========     ========     ========     ========

Net loss applicable to common stock-Basic and Diluted           $  (0.09)    $  (0.13)    $  (0.44)    $  (0.63)
                                                                ========     ========     ========     ========

Weighted average common shares outstanding-Basic and Diluted      17,831       15,782       17,166       15,731
                                                                ========     ========     ========     ========

                        ARTISOFT, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

 ALL NUMBERS ARE ESTIMATES. WE ANTICIPATE FILING FINAL RESULTS FOR ALL PERIODS
            WITH THE SEC IN AMENDED FINANCIAL STATEMENTS NEXT WEEK.

                                                                        MARCH 31,      JUNE 30,
                                                                          2003           2002
                                                                        ---------      ---------
                                                                        UNAUDITED      UNAUDITED
ASSETS

Current Assets:
  Cash and cash equivalents                                             $   4,110      $   6,020
  Receivables:
    Trade accounts, net of allowances of $54 and $118                         772            858
    at March, 2003 and June 2002, respectively
    Other receivables                                                          --             --
  Inventories                                                                  24             14
  Prepaid expenses                                                            403            274
                                                                        ---------      ---------
         Total current assets                                               5,309          7,166
                                                                        ---------      ---------

Property and equipment                                                      3,699          3,480
  Less accumulated depreciation and amortization                           (3,162)        (2,682)
                                                                        ---------      ---------
         Net property and equipment                                           537            798
                                                                        ---------      ---------

Other assets                                                                  305            257
                                                                        ---------      ---------

                                                                        $   6,151      $   8,221
                                                                        =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                      $     408      $     376
  Accrued liabilities                                                       1,938          1,569
  Deferred revenue                                                          1,583          1,723
  Customer Deposits                                                           908             --
                                                                        ---------      ---------
         Total current liabilities                                          4,837          3,668
                                                                        ---------      ---------

Commitments and contingencies                                                  --             --

Shareholders' equity:
  Preferred stock, $1.00 par value.  Authorized 11,433,600 shares;
    Series A Preferred Stock, $1.00 par value. Authorized 50,000
    Series A shares; no Series A shares issued at March 31, 2003               --             --
    Series B Preferred Stock, $1.00 par value. Authorized 2,800,000
    Series B shares; issued 2,800,000 Series B shares at
    March 31, 2003 (Aggregate liquidation value $7 million)                 2,800          2,800
  Common stock, $.01 par value.  Authorized 50,000,000 shares;
    issued 31,146,022 shares at March 31, 2003
    and 29,166,613 at June 30, 2002                                           311            292
  Additional paid-in capital                                              108,222        106,460
  Accumulated deficit                                                     (40,339)       (34,802)
  Subscriptions Receivable                                                     --           (413)
  Less treasury stock, at cost, 13,300,700 shares at March 31,
  2003 and 13,320,500 at June 30, 2002                                    (69,680)       (69,784)
                                                                        ---------      ---------
         Net shareholders' equity                                           1,314          4,553
                                                                        ---------      ---------
                                                                        $   6,151      $   8,221
                                                                        =========      =========